Filed Pursuant to Rule 424(b)(3)
Registration No. 333-121948

PROSPECTUS SUPPLEMENT NO. 1

(TO PROSPECTUS DATED FEBRUARY 22, 2005)

$146,400,000

GenCorp Inc.

2 1/4% Convertible Subordinated Debentures due 2024, and the Common Stock Issuable Upon Conversion of
the Debentures

     This prospectus supplement no. 1 supplements and amends the prospectus dated February 22, 2005 relating to 2 1/4% Convertible Subordinated Debentures due 2024 of GenCorp Inc., an Ohio corporation, held by certain securityholders. As more fully described under “Plan of Distribution” in the prospectus, the selling securityholders may offer for sale the debentures and the shares of our common stock into which the debentures are convertible from time to time on any exchange on which the securities are listed on terms to be determined at the times of such sales. The selling securityholders may also make private sales directly or through a broker or brokers. Alternatively, any of the selling securityholders may from time to time offer the debentures or the common stock beneficially owned by them through underwriters, dealers or agents, who may receive compensation in the form of underwriting discounts, commissions or concessions from the selling securityholders and the purchasers of the debentures and the common stock for whom they may act as agent.

     The table below sets forth additional and updated information concerning beneficial ownership of the debentures and the common stock issuable upon conversion of the debentures and supplements and amends the table appearing under “Selling Securityholders” beginning on page 42 of the prospectus. The information set forth in the table below supersedes the corresponding information in the table appearing in the prospectus. We have prepared this table based on information given to us by the selling securityholder listed below prior to the date hereof.

	Aggregate
	Principal Amount			Common
	of Debentures at	Percentage	Common Stock	Stock
	Maturity that	of Debentures	Owned Prior to	Registered
Name	may be Sold	Outstanding	Conversion	Hereby(1)
Grace Convertible Arbitrage Fund, LTD.(12)	6,500,000	4.44%		325,000
All other holders of Debentures or future transferees, pledges, donees or successors of any such holders (39)(40)	20,841,000	14.24%		1,042,050
Total (41)	146,400,000	100%		7,320,000

(1)	The debentures are convertible under certain circumstances into cash and shares of our common stock at an initial conversion rate equal to 50 shares of common stock per $1,000 principal amount at maturity of the debentures, subject to adjustment, as described under “Description of the Debentures—Conversion Rights.” Assumes for each $1,000 in aggregate principal amount of debentures a maximum of 50 shares of common stock could be received upon conversion.

(12)	Bradford Whitmore and Michael Brailov exercise voting power and investment control over the registrable securities held by Grace Convertible Arbitrage Fund, LTD.

(39)	The identity of these selling securityholders is currently unknown to us. We will identify these selling securityholders in a post-effective amendment before any resales by these persons under this registration statement.

(40)	Assumes that any other holders of notes, or any future transferees, pledgees, donees or successors of or from any such other holders of notes, do not beneficially own any common stock other than the common stock issuable upon conversion of the notes at the initial conversion rate.

(41)	Amounts may not sum due to rounding.

     The prospectus, together with this prospectus supplement no. 1, constitutes the prospectus required to be delivered by Section 5(b) of the Securities Act of 1933 with respect to offers and sales of the debentures and the common stock issuable upon conversion of the debentures. All references in the prospectus to “this prospectus” are hereby amended to read “this prospectus (as supplemented and amended).”

     Investing in the debentures and the common stock issuable upon their conversion involves certain risks. See “Risk Factors” beginning on page 7 of the prospectus.

     The securities offered hereby have not been approved or recommended by the Securities and Exchange Commission or any state securities commission or regulatory authority. Furthermore, the foregoing authorities have not confirmed the accuracy or determined the adequacy of this document. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is March 9, 2005